2008 | First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods

Boston, MA

February 28, 2008

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

Certain Non-GAAP Financial Measures

This presentation includes certain information that may be considered "non-GAAP financial measures" within the meaning of SEC regulations because it is derived from the Company's consolidated financial information but is not required to be presented in financial statements that are prepared in conformity with U.S. generally accepted accounting principles (GAAP). Consistent with SEC regulations, a description of such information is provided below and a reconciliation of such items to GAAP is provided at the end of this presentation and on our web site at www.firstmidwest.com.

The Company presents certain 2007 operating performance highlights and ratios adjusted to exclude the effect of the $50.1 million pre-tax noncash securities impairment loss recorded at December 31, 2007. This loss is further discussed in the Company's Form 10-K filed February 28, 2008.

The Company believes the "non-GAAP financial measures" included in this presentation provide meaningful additional information, which may be helpful to investors in assessing certain aspects of the Company's operating performance. This non-GAAP information should be used in addition to, but not as a substitute for, the GAAP information.

First Midwest: Chicago's Premier Independent Company

I.   **Who We Are**

II.   **Our Operating Performance**

III. **Our Strengths**

IV. **Our Outlook and Priorities**

Chicago's Premier Independent Company

Premier Franchise	Premier Bank For Commercial	Premier Bank For Retail
✦ $8.1 billion assets	✦ Seven business lines	✦ 238,000 retail relationships
✦ $5.9 billion deposits -60% core -90% plus Suburban Chicago	✦ 25,000 commercial	✦ 1,000 bankers
✦ $5 billion loans	✦ 1,600 trust relationships	✦ 102 offices
✦ $4.6 billion trust/investment aum	✦ 180 relationship managers	✦ 6th largest distribution network in MSA
	✦ Tenured sales force and market presence	

A Suburban Chicago Franchise


Branch Locations
Operations Centers
McHenry
Lake
Cook
Kane
Chicago
Du Page
IL
Lake Michigan
Kendall
Will
Porter
LaSalle
Grundy
Lake
IN

A Strong Financial Foundation

- ✦ Profitability

- ✦ Capital

- ✦ Credit Quality

2007 Highlights[1]

	2007	2006	% Change
Net Interest Income	$240.1	$251.9	(5%)
Fee Based Revenues	$98.8	$88.2	12%
Expenses	$199.1	$192.6	3%
Net Income	$112.7	$117.2	(4%)
ROA	1.39%	1.42%	(3%)
EPS (diluted)	$2.27	$2.37	(4%)
Average Loans	$4,943	$4,869	2%
Net Interest Margin	3.57%	3.67%	(2%)

Dollars are in millions except earnings per share amount.
(1) Excludes the impact of the $50.1 million pre-tax noncash impairment recorded in 2007. See slide 3 for important information regarding Non-GAAP financial disclosure.

Core Profitability Above Peer

	First Midwest[1]	Metro Peers[2]	Chicago Peers[3]
ROAA	1.39%	0.99%	0.62%
ROAE	15.0%	10.5%	7.3%
Net Margin	3.57%	3.40%	3.11%
Efficiency	52.5%	63.3%	67.0%

Data represents the peer median core performance for 2007 as obtained from SNL Financial.

(1)   Excludes impact of a $50.1 million pre-tax non cash securities impairment. See slide 3 for important information regarding Non-GAAP financial disclosure.
(2)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(3)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

Solid Capital Metrics

	First Midwest[1]	Metro Peers[2]	Chicago Peers[3]
Tier 1	9.6%	9.6%	9.4%
Total Capital	12.1%	11.7%	11.7%
Tangible Equity To Tangible Assets	5.6%	6.1%	6.2%
Dividend Yield	4.1%	4.0%	2.3%
Dividend Payout	52%	56%	46%

Investment grade ratings for First Midwest: S&P and Fitch – BBB+; Moodys – A3.

Data represents the peer median performance for 2007 as obtained from SNL Financial.

(1)   Excludes the impact of the $50.1 million pre-tax noncash impairment recorded in 2007. See slide 3 for important information regarding Non-GAAP financial disclosure.

(2)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.

(3)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

Stellar Credit Quality

	First Midwest	Metro Peers[1]	Chicago Peers[2]
Loan Loss Reserve/Loans	1.25%	1.16%	1.16%
Charge-off's To Average Loans	0.16%	0.25%	0.25%
Nonperforming Assets/Loans	0.50%	0.80%	1.42%
Reserve/NPA's	2.5x	1.3x	0.9x

(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.

(2)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

Credit Quality: Nonperforming Asset Trends



(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.

(2)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

12

Mission

People

Business Lines

Commercial	Trust	Retail

And Market Opportunity

Organizational Control
- **Credit Quality**
- **Efficiency**

Mission: A Strategic Client Approach

+ Value Added Relationship Banking Framework

+ Needs Driven Product Solutions

+ Long Term Process Of Creating Financial Independence

Our People

- ✦ Tenured and Experienced

- ✦ Community Based

- ✦ Motivated
    - ✦ Compensation Alignment

- ✦ Organizational Development
    - ✦ Ingrained Culture
    - ✦ Integrated Succession Focus

Business Lines: Premier Bank For Commercial

+ **Robust Sales Force**
  + 180 Relationship Managers
  + Community Based w/ Strong Referral Networks

+ **Relationship Driven**
  + 800 Relationship Plans
  + Team Based Delivery

+ **Full Product Line**
  + Small Business - Middle Market
  + Cash Management

+ **All Executed In Attractive Markets**

First Midwest Is In The Premier Portions Of Chicago MSA

	FMB Footprint [1]	Chicago MSA [2]
Total Businesses	239,000	364,000
Total Businesses with 20+ Employees	33,100	48,000
Total Employees	3,577,000	5,402,000
Total Sales *(in millions)*	$400,500	$601,000

Source: Claritas 2007 Estimates

(1) FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and suburban Cook counties in Illinois and Lake County in Indiana.

(2) MSA as defined by US Census Bureau.

The LaSalle Opportunity

- $52 billion in Business Loans

- Disruption Creates Opportunity In Middle Market
  - Conversion and Distraction
  - Creates Customer and Staffing Turnover

- Opportunities
  - Relationship Growth
  - Additions to Staff
  - Access to Markets

Business Lines:
Trust and Investment Management

+ $4.6 Billion Assets Under Management

+ 5th Largest Trust Assets Under Management In State

+ High Performance Margin

+ Competitive Advantages
  + Executed Through Our Commercial Platform
  + Strong Investment Performance

Business Lines:
Trust Assets Under Management

Highlights[(1)]

- 4.3% Asset Growth
- 10% Revenue Growth
- Northwest Indiana Add To Future Growth
- Strong Employee Benefits Growth=8.5%
- New Offerings

(1) 2007 Performance Highlights



Real Estate Trust 4%
Other 7%
Personal Wealth Management 40%
Investment Advisory 18%
Employee Benefits 31%

Graph represents assets under management

Business Lines: Chicagoland's Premier Bank For Retail

+ Focused Sales
  + 88 Offices, 6th Largest Suburban Branch Presence
  + 1,000 Retail Bankers

+ Strong Core Deposit Base
  + #12 Market Share
  + 49% Core Transactional, 15% Demand

+ Competitive Advantage
  + Research Driven, Targeted Market Approach
  + Local, Tenured In Markets
  + Integrated Channel Management

2007 Chicago MSA Market Share

Rank	Institution	Total Deposits 2007	% Market Share[2]
1	Bank of America[1]	$39.1 billion	15%
2	JP Morgan Chase	$38.9 billion	15%
3	BMO Financial	$29.7 billion	11%
4	National City	$10.7 billion	4%
. . .			
12	First Midwest	$5.2 billion	2%

(1)   Market Share as of June 2007, but includes proforma including LaSalle Bank and Bank of America
(2)   Market share point $2.7 billion

First Midwest's Marketplace:
A Midwest Dominator

	FMB Footprint [1]	2nd Strongest [2]	Midwest[3]	% Difference
Population	6,120,721	3,198,712	2,118,617	189%
Projected 5-Yr Population Growth	4.3%	4.8%	3.4%	26%
Average Household Income	$85,575	$80,229	$69,001	24%
Median Income Producing Assets	$54,224	$47,647	$35,868	51%
Homeowners	77%	74%	69%	12%

Source: Claritas 2007 Estimates
(1)   FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and suburban Cook counties in Illinois and Lake County in Indiana.
(2)   Minneapolis MSA as defined by US Census Bureau
(3)   Represents median of 10 Midwest MSA's.

23

Credit Quality: Portfolio Distribution

Consumer

→ Home Equity Dominated

→ Conservative

→ Minimal 1-4; No Subprime

Commercial

→ Diversified

→ Granular

→ 97% In Market

→ No National Syndications



1-4 Family 4%

Consumer 12%

Commercial 31%

Commercial and Construction Real Estate 53%

24

Credit Quality: Consumer Real Estate

	Home Equity	1-4 Family Loans
Balances	$461 million	$221 million
Delinquency	2.60%	3.00%
Loss Rate	0.19%	0.07%
Balances > 90% LTV	$28 million, 6%	$29 million, 13%

Credit Quality: Commercial Real Estate and Construction

- Centrally Underwritten > $1MM
- Tenured Business Line

Commercial and Commercial Construction

- 24% = Owner Occupied
- 50% = Retail, Office, Industrial
- Granular Exposure

Residential Construction

- Negligible Downtown Condo
- 50% Land/ 50% Improved Land
- Strong Builders



Residential Construction 16%

Multifamily 7%

Commercial Construction 11%

Commercial Real Estate 66%

Credit Quality: Guarded

- → Proactively Managed

- → Active Remediation Process

- → Conservative Underwriting

- → Adverse Ratings < 5%

Cyclical Headwinds Forcing:

+ More Prudence

+ Better Risk Management

+ Fewer Players

+ Tighter Credit

+ Steeper Yield Curve

Creating Challenges and Opportunities

Navigate the Near Term

- Focus On Mission, the Client
  - **Never More Important**

- Protect Capital and Liquidity
  - **Core Deposit Retention**
  - **Nominal Share Repurchase**

- Prudent Growth
  - **C&I Focus**
  - **The "LaSalle Opportunity"**
  - **RE Commercial/Construction**
  - **Guard Credit Quality**

- Prioritize Discretionary Spending

Enable The Long Term

+ Focus On Mission, the Client

+ More Markets
  + Central Business District
  + Strong Neighborhoods

+ More Services
  + Asset and Investment Management
  + Payment Services
  + Reverse Mortgages

Enable The Long Term

+ **More Earning Assets**
    + Consumer Credit
    + Small Business

+ **Platform and Process Improvements**
    + Changing Client Buying and Transaction Patterns
    + Internet Investment
    + Physical Plant Upgrades
    + Technology Upgrade

+ **Acquisition Opportunities and Discipline**

Acquisition Opportunities: Unfinished Market Consolidation

MSA	Top 3	Top 5	Top 10
Chicago	40%	47%	61%
New York	46%	57%	73%
Los Angeles	40%	52%	68%
Houston	49%	59%	72%

Source: FDIC Chicago includes BOA/LaSalle and Nat City/Mid America transactions. New York includes Capital One/North Fork transaction.

Acquisition Discipline

- Fewer players, opportunities will exist
  - Experienced Acquiror
  - Solid Performer

- Strategically Accretive
  - In Footprint, Fill In
  - Compatible Business Lines and Culture
  - Manageable Integration

- Financially Accretive
  - Conservative Assumptions, Immediate Contribution

We <u>HAVE</u> The Foundation

Mission
People
Business Lines

Commercial	Trust	Retail

And Market Opportunity

Organizational Control
- **Credit Quality**
- **Efficiency**

We Are Positioned To Outperform

- ✦ We Have The Foundation
    - ✦ Fewer Distractions
    - ✦ Financial Strength

- ✦ We Can Pursue Opportunities and Growth
    - ✦ Invest In Ourselves
    - ✦ Organic
    - ✦ Acquisition Opportunities

Questions

First Midwest Bancorp, Inc.
Reconciliation of Selected Operating Highlights to Non-GAAP Financial Measures

	Year Ended December 31, 2007		
	As Reported (GAAP)	Impact of Write-Down (1)	Pro Forma Results
2007 Highlights (in millions, except EPS)			
Net interest income	$ 240.1	$ -	$ 240.1
Noninterest income	$ 60.2	$ (50.1)	$ 110.3
Noninterest expense	$ 199.1	$ -	$ 199.1
Net income	$ 80.2	$ (32.5)	$ 112.7
Diluted earnings per share	$ 1.62	$ (0.65)	$ 2.27
Core Profitability			
Return on average assets	0.99%		1.39%
Return on average equity	10.7%		15.0%
Net interest margin - tax equivalent	3.58%		3.57%
Efficiency ratio	52.5%		52.5%

Note 1: Represents a $50.1 million pre-tax noncash securities impairment charge.

First Midwest Bancorp, Inc.
Reconciliation of Selected Operating Highlights to Non-GAAP Financial Measures

	As of December 31, 2007		
	As Reported (GAAP)	Impact of Write-Down (1)	Pro Forma Results
Balance Sheet Highlights (in millions)			
Average assets	$ 8,091.4	$ -	$ 8,091.4
Average loans	$ 4,942	$ -	$ 4,943
Average earning assets	$ 7,302	$ (0)	$ 7,302
Average equity	$ 750	$ -	$ 750
Total assets	$ 8,092	$ (6)	$ 8,098
Goodwill and other intangible assets	$ 288	$ -	$ 288
Stockholders' equity	$ 724	$ (2)	$ 726
Other comprehensive income	$ (12)	$ 31	$ (42)
Solid Capital Metrics			
Tier 1 capital to risk-weighted assets	9.1%		9.6%
Total capital to risk-weighted assets	11.7%		12.1%
Tangible equity to tangible assets	5.6%		5.6%
Tangible equity to tangible assets, excluding other comprehensive income	5.7%		6.1%
Dividend yield	4.1%		4.1%
Dividend payout ratio	74%		53%

Note 1: Represents a $50.1 million pre-tax noncash securities impairment charge.